Exhibit 20(a)


FIRST QUARTER EARNINGS NEARLY DOUBLE TO 21 CENTS PER SHARE
AS HIGHER PRODUCTION AND LOWER COSTS OFFSET WEAK GOLD PRICE


     DENVER, April 28, 1997 -- Newmont Mining Corporation and Newmont Gold Company earned 21 cents per share in the first quarter of 1997, compared with 11 cents in the year earlier period, as total equity gold production rose 37 percent and total cash costs per ounce of production were reduced 17 percent.
     "It was an outstanding quarter in which every operation exceeded its production target and achieved significantly lower costs," said Ronald C. Cambre, Newmont's Chairman, President and Chief Executive Officer. "As an essentially unhedged company, the gain came despite a $48 drop in our realized gold price, and underscores the inherent quality of our assets and the potential earnings impact our shareholders can expect from appreciating gold prices."
     Mr. Cambre also noted that the Company's success in improving the operating rates and efficiency of its facilities gives confidence that it can, over time, achieve similar gains at Santa Fe Pacific Gold Corporation, where the start-up of new facilities has resulted in higher operating costs. Shareholders of Santa Fe and Newmont Mining are scheduled to vote on May 5 on the merger of the two companies.
     During the quarter, Newmont Mining earned $20.4 million, compared with $10.7 million in the first three months of 1996, while its 91-percent-owned subsidiary, Newmont Gold, earned $22.6 million versus $11.8 million a year ago. Gold sales rose to $262.1 million from $154.7 million a year earlier. Gold sales in 1997 included $79.1 million from the consolidation of results from Minera Yanacocha in Peru following the increase in the Company's ownership (for reporting purposes) to 51.35 percent in February.
     Gold production rose to 621,800 equity ounces from 452,700 ounces, as total cash costs, including royalty payments, fell to $192 per equity ounce from $230. The Company realized $354 per ounce of gold sold, versus $402 an ounce in the 1996 quarter.
     Newmont's Carlin, Nevada operations produced 420,600 ounces of gold in the quarter, a 17 percent increase from the prior year's 359,300 ounces.
Total cash costs dropped to $212 per ounce from $255 a year earlier. While record snow fall and downtime at the roaster limited production a year ago, productivity improved significantly in 1997. Underground mines contributed 75,100 ounces of gold, nearly double their year-earlier output. Mill production equaled 301,700 ounces in the first quarter 1997 versus 233,600 the prior year, with the roaster accounting for all of the gain. Leaching output declined slightly to 118,900 ounces from 125,700 ounces the prior year.
     Carlin operations are expected to produce approximately 1.8 million ounces of gold in 1997 with further cost reductions in subsequent quarters.
     Minera Yanacocha achieved record quarterly production of 228,200 ounces (107,500 equity ounces) during the quarter, up from 178,200 ounces (67,700 equity ounces) in the 1996 period. Total cash costs of $112 per ounce compared with $114 a year earlier. With development of a fourth mine, Cerro Yanacocha Norte, later in the year, Minera Yanacocha has increased its production forecast for 1997 to 900,000 ounces (452,400 equity ounces).
     In February, the Peruvian Superior Court upheld Newmont's preemptive right to increase its ownership of Minera Yanacocha to 51.35 percent from 38 percent. Opposing parties have filed a request with the Peruvian Supreme Court to review the decision. However, the Company's Peruvian counsel has advised that decisions of the Superior Court can be modified by the Supreme Court only in very limited circumstances and it is unlikely that any further review will be granted. Consequently, first quarter results reflect the consolidation of 100 percent of Minera Yanacocha's operations, with minority interest reported as a deduction from earnings. (Newmont recognized its ownership at 38 percent in January and 51.35 percent thereafter.) Previously, Newmont recorded its interest in Minera Yanacocha's earnings as equity income from affiliated companies.
     The Zarafshan-Newmont joint venture in Uzbekistan produced 109,400 ounces (54,700 equity ounces) in the first quarter, more than double the 51,400 ounces (25,700 equity ounces) produced in the 1996 period. Total cash costs were $218 per ounce, versus $223 a year earlier. With the crushing plant and heap leach operation performing at design rates in excess of 400,000 ounces per year, further cost reductions are anticipated.
     Minahasa Raya in Indonesia, Newmont's newest project, began production in March, 1996. In the first quarter of 1997, it produced 39,000 ounces of gold
at a total cash cost per ounce of $192.   A roaster for processing refractory
ores was commissioned without incident in January. The operation should produce over 160,000 ounces this year.
     Capital expenditures for the first quarter were $55.4 million, compared with $73.2 million last year. Cash balances at March 31 totaled $100.8 million compared with $185.7 million at year-end 1996. Total debt of $647.9 million at March 31 was essentially unchanged from year-end.
     Commenting on development projects, Mr. Cambre reported:
     - Batu Hijau, the large copper/gold deposit in Indonesia, substantially completed site preparation during the quarter.
          Newmont and its partner, Sumitomo Corporation, have preliminary commitments for $1 billion in long-term financing from export credit agencies in the United States, Japan and Germany and have negotiated preliminary commitments for long-term sales agreements with smelters in Japan, Germany and Korea covering more than 500,000 tons per annum of the project's copper/gold concentrate. The Indonesian government has not yet issued the construction permit nor approved Sumitomo's participation in the project. Newmont had expected both approvals in the first quarter and has, to date, received all other required permits and approvals on a timely basis in accordance with its existing Contract of Work. While Newmont believes that these approvals will be forthcoming, there can be no assurance, and if they are not obtained on a timely basis, development of the project would be adversely affected.
     - The La Herradura project in Mexico, which is operated by Penoles with Newmont having a 44 percent interest, has begun site preparation and prestripping in anticipation of beginning construc-tion of a crushing plant, Merrill Crowe plant and leach pad during the second quarter. The deposit has reserves of 1.7 million ounces (750,000 equity ounces) and is expected to begin production by mid-year 1998. Capital costs are projected at $75 million ($33 million net to Newmont).
     "Looking ahead, we are on target to produce 2.6 million ounces of gold, excluding Santa Fe, in 1997 at a total cash cost of under $200 per ounce," Mr. Cambre said. "We eagerly await the completion of the Santa Fe merger which will create the largest gold company in North America. Both companies are working closely to ensure a smooth integration and to expedite realization of the many synergies this combination presents."
     This press release contains "forward-looking statements" within the meaning of U.S. federal securities laws. The company's performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, gold price volatility, increased production costs, variances in ore grade or recovery rates from those assumed in mining plans, failure to receive on a timely basis necessary permits or other governmental approvals, changes in U.S. or foreign laws or regulations, and delays in the receipt of or failure to obtain any necessary financing. For a more detailed discussion of such risks and other factors, see Item 1 of the 1996 Annual Reports on Form 10-K for Newmont Mining and Newmont Gold.

                                         NEWMONT MINING CORPORATION AND NEWMONT GOLD COMPANY
                                                  STATEMENTS OF CONSOLIDATED INCOME
                                                   (IN MILLIONS, EXCEPT PER SHARE)
                                                             (UNAUDITED)

                                                                       Three Months Ended
                                                                               March 31,
                                                                   1997                         1996

Sales and other income
  Sales                                                           $262.1                   $ 154.7
  Dividends, interest and other                                      4.0                       7.0
                                                                   266.1                     161.7

Costs and expenses
  Costs applicable to sales                                        134.3                      98.1
  Depreciation, depletion and amortization                          40.3                      28.5
  Exploration and research                                          16.7                      10.4
  General and administrative                                        12.7                      11.8
  Interest, net of capitalized interest of
    $1.5 in the first quarter of 1997 and
    $2.1 in the first quarter of 1996                               11.5                      10.0
  Other                                                              1.9                       3.6
                                                                   217.4                     162.4

Income (loss) before equity income (loss)
  and income taxes                                                  48.7                      (0.7)

Equity in income (loss) of affiliated companies                     (1.5)                     11.5

Pre-tax income                                                      47.2                      10.8

Income tax (provision) benefit                                      (9.4)                      1.0

Minority interest in income of Minera Yanacocha                    (15.2)                   -

NEWMONT GOLD NET INCOME                                             22.6                      11.8

Minority interest in income
  of Newmont Gold Company                                           (2.2)                     (1.1)

NEWMONT MINING NET INCOME                                         $ 20.4                   $  10.7

Net income per common share                                       $  0.21                  $   0.11

Weighted average number of shares of
  common stock and common stock
  equivalents outstanding:
    Newmont Gold                                                   109.9                     108.8
    Newmont Mining                                                  99.5                      98.5

Cash dividends declared per common share                          $  0.12                    $ 0.12

                                                        NEWMONT GOLD COMPANY
                                                            (IN MILLIONS)
                                                             (UNAUDITED)

                                               CONSOLIDATED BALANCE SHEET INFORMATION

                                                              March 31,                 December 31,
                                                                  1997                         1996
ASSETS
  Cash and cash equivalents                                   $  100.8                    $  185.7
  Other current assets                                           378.6                       270.2
          Current assets                                         479.4                       455.9
  Other assets, primarily property, plant
    and equipment                                              1,752.8                     1,625.2
          Total assets                                        $2,232.2                    $2,081.1

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities                                         $  313.5                    $  224.1
  Long-term debt                                                 592.2                       585.0
  Other liabilities                                              154.8                       139.9

  Minority interest in Minera Yanacocha                           30.0                         -

  Stockholders' equity                                         1,141.7                     1,132.1
          Total liabilities and stockholders' equity          $2,232.2                    $2,081.1

                                RECONCILIATION OF STOCKHOLDERS' EQUITY TO NEWMONT MINING CORPORATION

                                                            March 31,                  December 31,
                                                                1997                        1996

Newmont Gold Company's stockholders' equity                   $1,141.7                    $1,132.1
Minority interest in Newmont Gold Company                       (108.1)                     (107.2)
Newmont Mining Corporation's stockholders' equity             $1,033.6                    $1,024.9

                                                 CONSOLIDATED CASH FLOW INFORMATION

                                                                          For Three Months Ended
                                                                                 March 31,
                                                                         1997                  1996
OPERATING ACTIVITIES
  Net income                                                           $ 22.6                 $ 11.8
  Adjustments to reconcile net income to net
    cash provided by operating activities                               (30.9)                  (7.9)
Net cash provided by operating activities                                (8.3)                   3.9

INVESTING ACTIVITIES
  Additions to property, plant and mine development                     (55.4)                 (73.2)
  Other                                                                  32.5                   (1.1)
Net cash used in investing activities                                   (22.9)                 (74.3)

FINANCING ACTIVITIES
  Net borrowings                                                        (40.5)                   4.6
  Proceeds from issuance of common stock                                  -                    261.5
  Dividends paid                                                        (13.2)                 (13.2)
Net cash provided by (used in) financing activities                     (53.7)                 252.9

Net increase in cash and cash equivalents                               (84.9)                 182.5
Cash and cash equivalents at beginning of period                        185.7                   59.1
Cash and cash equivalents at end of period                              100.8                  241.6

                                                  CARLIN TREND OPERATING STATISTICS
                                                  FOR THREE MONTHS ENDED MARCH 31,

                                                           Mine Production
                                                        Dry Short Tons (000)

                                         1997                                            1996
                         Mill     Leach                                  Mill       Leach
                         Ore      Ore        Waste     Total             Ore        Ore        Waste      Total
 Open-Pit
  Genesis                   9       121     1,265      1,395              169       2,659      5,258      8,086
  Northstar               152       928     3,600      4,680               71         199        564        834
  Beast                    83     1,982     1,750      3,815                0           0          7          7
  Bootstrap                79       503     1,366      1,948                0           0          0          0

  Capstone                520       445     1,347      2,312                0           0          0          0
  Sold                      0       308       536        844                0         264      2,903      3,167
  Lantern                   0        30       932        962               44          40      1,082      1,166
  Bobcat                    0         0         0          0                0         100      2,212      2,312
  Post                  2,049         0    17,047     19,096              143          80     21,280     21,503
  Gold Quarry           1,312     6,171     6,168     13,651            2,487       6,768     10,518     19,773
  Tusc                    695     1,426     4,859      6,980               11         752      3,704      4,467
   Total Open-Pit       4,899    11,914    38,870     55,683            2,925      10,862     47,528     61,315
 Underground
  Carlin East              77         0         0         77               68           0          0         68
  Carlin Main              27         0         0         27               23           0          0         23
  Deep Star                51         0         0         51               19           0          0         19

  Rain                     32         3         0         35               41           1          0         42
   Total                  187         3         0        190              151           1          0        152
   Underground
    Grand Total         5,086    11,917    38,870     55,873            3,076      10,863     47,528     61,467

                                                      MILL AND LEACH PRODUCTION

                                        1997                                           1996
                     Dry                                          Dry
                     Short      Grade       Ounces     Average    Short       Grade       Ounces       Average
                     Tons       (Ounces     Produced   Recovery   Tons        (Ounces     Produced     Recovery
                     (000)      Per Ton)    (000s)     Rate (%)   (000s)      Per Ton)    (000s)       Rate (%)


  Mill No. 4           639         0.085       43.1        74.2      700          0.063        35.6         80.3
  Mill No. 5         1,605         0.081       98.8        77.7    1,417          0.085       103.5         83.0

  Mill No. 6           634         0.275      159.8        86.6      437          0.238        94.5         86.9

  Total              2,878         0.125      301.7        78.9    2,554          0.105       233.6         83.0
  Leach             10,100         0.020      118.9        N/A     8,654          0.023       125.7        N/A
  Operations

  Total Ounces                                420.6                                           359.3
  Produced (000)


                                            MINERA YANACOCHA OPERATING STATISTICS (100%)
                                                  FOR THREE MONTHS ENDED MARCH 31,

                                                           Mine Production
                                                        Dry Short Tons (000)

                                           1997                                          1996
                          Leach Ore    Waste         Total               Leach Ore        Waste       Total


  Carachugo                    1,778           881          2,659                   457         162        619
  Maqui Maqui                  3,400         1,445          4,845                 4,221       1,171      5,392

  San Jose                     1,624           773          2,397                   883         163      1,046

  Total                        6,802         3,099          9,901        5,561                1,496      7,057
                                                                              LEACH PRODUCTION

  Ore placed on leach pads (Dry Short Tons) (000)           6,802                                        5,561

  Average ore grade (Ounce Per Ton)                         0.041                                        0.050
  Ounces of gold produced (000)                             228.2                                        178.2







           ZARAFSHAN-NEWMONT OPERATING                             MINAHASA OPERATING STATISTICS
                STATISTICS (100%)                                       THREE MONTHS ENDED
                FOR THREE MONTHS                                          MARCH 31, 1997
                 ENDED MARCH 31,
                            LEACH PRODUCTION                                             MINE PRODUCTION
                                                                                         Dry Short Tons

                          1997     1996                                          Mill Ore     Waste       Total

  Ore placed on leach    3,585    2,815           Tons Mined                       374        2,709       3,083
  pads (Dry Short
  Tons) (000)

  Average ore grade      0.050    0.048                                   MILL PRODUCTION
  (Ounce Per Ton)

  Ounces of gold         109.4    51.4            Average ore grade (Ounce Per Ton)                       0.248
  produced (000)
                                                  Average recovery rate (%)                               90.9%

                                                  Ounces of gold produced (000)                           39.0

                                                         UNIT COST BY AREA*
                                                  FOR THREE MONTHS ENDED MARCH 31,
                                                       (IN DOLLARS PER OUNCE)
                                                     Minera           Zarafshan-                       Total
                                Carlin             Yanacocha            Newmont        Minahasa       Equity

                           1997       1996     1997      1996      1997      1996      1997        1997    1996

  Direct mining and       $194
                                     $289      $100      $101      $215     $222         $244    $180    $257
  production costs

  Capitalized mining        (2)       (64)        0         0         0        0          (60)     (5)    (51)
  cost adjustments

  Other                      2          0         1         1         3        1            3       2       0
  Cash Operating Costs     194        225       101       102       218      223          187     177     206

  Royalties                 14         28        11        12         0        0            5      12      22

  Production taxes           4          2         0         0         0        0            0       3       2
  Total Cash Costs         212        255       112       114       218      223          192     192     230

  Depreciation,             56         69        36        39        55      113           89      54      67
  depletion and
  amortization

  Reclamation and mine       1          2         3         3         1        1            2       2       2
  closure

  Total Production        $269
                                     $326      $151      $156      $274     $337         $283    $248    $299
  Costs
  Equity ounces            420.6      359.3     107.5      67.7      54.7     25.7         39.0   621.8   452.7
  produced (000)

  Average gold price      $350
                                     $402      $347      $402      $345     $400         $436    $354    $402

*Prepared in accordance with Gold Institute Production Cost Standard

                             RECONCILIATION OF TOTAL EQUITY CASH COSTS PER OUNCE TO FINANCIAL STATEMENTS
                                                  For Three Months Ended March 31,
                                           (Millions of Dollars Except Per Ounce Amounts)


                                                             1997                        1996

  Production Costs per Financial Statements                                  $134.3                       $98.1

  Minority Interest in Production Costs of Minera                             (14.1)                        0.0
  Yanacocha
  Equity Cash Costs of Minera Yanacocha                                         0.0                         6.8

  Reclamation Accruals                                                         (1.0)                       (0.6)

  Production Costs for Per Ounce Calculation Purposes                        $119.2                      $104.3
  Equity Ounces Produced (000)                                                621.8                       452.7

  Total Equity Cash Cost per Ounce                                           $192                        $230

